



02022687

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51114

RECEIVED

MAR 2 9 2002

366

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2001___ AND ENDING ___December 31, 2001___

MM/DD/YY   MM/DD/YR

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Golden Triangle Securities LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADREDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3785 Via Nona Marie, Suite 104

(No. and Street)

Carmel	CA	93923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen W. Holber   (831) 626-5570

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

100 Spear Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   *Potential persons who are to respond to the collection of information
                        contained in this form are not required to respond unless this form displays
                        a currently valid OMB control number.*

4/4/2002

OATH OR AFFIRMATION

I, **Stephen W. Holber**, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statement and supporting schedules pertain to the firm of Golden Triangle Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

TAMMY CONSOLI
COMM. #1271419
NOTARY PUBLIC - CALIFORNIA
MONTEREY COUNTY
My Comm. Expires Aug. 18, 2004

_____
Notary Public

_____
Signature

CEO

_____
Title

STATE OF CALIFORNIA
COUNTY OF MONTEREY

SUBSCRIBED AND SWORN TO BEFORE ME
Stephen
BY William Holber
THIS 28 DAY OF Mar 2002

_____
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J:\WP\1690\2001\OATH OR AFFIRMATION.DOC

GOLDEN TRIANGLE SECURITIES LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2001



Independent Auditors' Report

To the Members of
  Golden Triangle Securities LLC

We have audited the accompanying statement of financial condition of Golden Triangle Securities LLC as of December 31, 2001, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Triangle Securities LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Francisco, California
March 14, 2002

Harb, Levy + Weiland LLP

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

□

100 Spear Street, Tenth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com   www.hlwcpa.com

Golden Triangle Securities LLC
Statement of Financial Condition
December 31, 2001

Assets

Cash	$430,735
Securities owned (cost, $415,793)	196,852
Furniture, equipment and leasehold improvements	
(net of accumulated depreciation, $22,148)	26,544
Deposits and prepaid expenses	19,969
	$674,100

Liabilities and Members' Equity

Accounts payable and accrued liabilities	$ 6,000
Members' equity	668,100
	$674,100

See accompanying notes to financial statements

Golden Triangle Securities LLC
Statement of Operations
For the Year Ended December 31, 2001

Revenues:

Commissions	$ 679,751
Investment advisory fees	474,968
Interest and other income	70,023
Principal transactions	(45,681)
	1,179,061

Expenses:

Employee compensation and benefits	229,005
Professional services	139,243
Other expenses	78,813
Rent expense	48,598
Insurance	47,000
Legal and accounting	24,587
Taxes and licenses	27,397
Managing member compensation and benefits	13,426
Depreciation	8,962
Supplies	7,872
Computer expenses	3,515
Interest	567
	628,985

Net income	$ 550,076

See accompanying notes to financial statements

Golden Triangle Securities LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2001

Balance at December 31, 2000	$ 761,642
Distributions	(643,618)
Net income	550,076
Balance at December 31, 2001	$ 668,100

Golden Triangle Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net income	$ 550,076
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation expense	8,962
Decrease in due from broker	43,739
Decrease in securities owned	94,451
Increase in deposits and prepaid expenses	(16,719)
Decrease in accounts payable and accrued liabilities	(251)
Total Adjustments	130,182
Net Cash Provided by Operating Activities	680,258
Cash Flows from Financing Activities:	
Distribution to Members	(643,618)
Net Cash Used in Financing Activities	(643,618)
Net Increase in Cash	36,640
Cash, Beginning of Year	394,095
Cash, End of Year	$ 430,735

Golden Triangle Securities LLC
Notes to Financial Statements
December 31, 2001

1.   Summary of Significant Accounting Policies

Business

Golden Triangle Securities LLC (the Company), is a California limited liability company formed on June 12, 1998. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker/dealer and is a member of the National Association of Securities Dealers.

The term of the Company is for thirty years, terminating in December 2030, unless terminated earlier. The term may be extended by amendment of the Operating Agreement.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member's account.

Cash

Cash consists of cash on deposit with a clearing organization which is not federally insured. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on these cash balances.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 39 years.

Golden Triangle Securities LLC
Notes to Financial Statements
December 31, 2001

1. Summary of Significant Accounting Policies (continued)

    Revenue Recognition

    Commission revenue and related expenses arising from security transactions are recorded on a settlement date basis. Revenues and expenses on a settlement date basis are not materially different from a trade date basis. Principal security transactions are recorded on a trade date basis. Investment advisory fees are recorded quarterly at the end of each quarter.

    Income Taxes

    No provision for federal or California income taxes has been made since the Company's income is allocated to individual members for inclusion in their respective income tax returns. California imposes LLC fees on gross receipts. The Company has made a provision of $6,800 for these fees, which are included in taxes and licenses in the statement of operations.

    Use of Estimates

    The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Furniture, Equipment and Leasehold Improvements

    Furniture, equipment and leasehold improvements include the following:

Furniture and fixtures	$ 31,276
Office equipment	7,016
Leasehold improvements	6,694
Computer software	3,706
	48,692
Accumulated depreciation	(22,148)
	$ 26,544

3. Commitments

The Company leases office space under a noncancellable lease expiring December 31, 2002. At December 31, 2001, minimum future payments totaled $35,700 for 2002. Rent expense under this lease was $38,835 for the year.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $577,271, which was $477,271 in excess of its required net capital of $100,000. The Company's aggregate indebtness to net capital ratio was 0.0104 to 1.

5. Related Party Transactions

The Company paid $100,000 to an affiliate whose managing member is also the managing member of the Company. This amount is included in professional services reported in the statement of operations.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	Golden Triangle Securities LLC	as of	December 31, 2001

1. Total ownership equity from Statement of Financial Condition..	$ 668,100	3480	
2. Deduct ownership equity not allowable for Net Capital..	(-)	3490	
3. Total ownership equity qualified for Net Capital..	-	3500	
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................	-	3520	
B. Other (deductions) or allowable credits (List)...	-	3525	
5. Total capital and allowable subordinated liabilities..	$ 668,100	3530	

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)..	$ 63,911	3540		
B. Secured demand note delinquency...	$ -	3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges..	$ -	3600		
D. Other deductions and/or charges..	$ -	3610	(63,911)	3620

7. Other additions and/or allowable credits (List)..		3630	
8. Net capital before haircuts on securities positions..	$ 604,189	3640	

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments..	$	3660		
B. Subordinated securities borrowings..	$	3670		
C. Trading and investment securities:				
1. Exempted Securities...	$	3735		
2. Debt securities..	$	3733		
3. Options..	$	3730		
4. Other securities...	$ 26,918	3734		
D. Undue Concentration...	$	3650		
E. Other (List)..		3736	(26,918)	3740

10. Net Capital...	$ 577,271	3750

OMIT PENNIES

- 10 -

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	Golden Triangle Securities LLC	as of	December 31, 2001

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)..	$ 400	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A).................................	$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14. Excess net capital (line 10 less 13)..	$ 477,271	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)..	$ 576,671	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition...			$ 6,000	3790
17. Add:				
A. Drafts for immediate credit..	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited..	$	3810		
C. Other unrecorded amounts (List)..	$	3820	$	3830
19. Total Aggregate indebtedness..			$ 6,000	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)...............................			1.04%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d).............................			-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits..	$	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)................................	$	3880
24. Net capital requirement (greater of line 22 or 23)..	$	3760
25. Excess capital (line 10 or 24)...	$	3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000..	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Golden Triangle Securities LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2001

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Golden Triangle Securities LLC
Information Relating to the Possession or
Control Requirements Under 15c3-3
December 31, 2001

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Golden Triangle Securities LLC
Reconciliations Pursuant To Rules 15c3-1 and 15c3-3
December 31, 2001

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$606,275	$ -	-
Computation per Schedule I	577,271	6,000	1.04%
Differences	$ 29,004	$ 6,000	

Differences arose due to audit adjustment for prepaid expenses, depreciation, bad debts and accrued liabilities.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.



To the Members of
  Golden Triangle Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Golden Triangle Securities LLC for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

□

100 Spear Street, Tenth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com   www.hlwcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
March 14, 2002

Harb, Levy + Weiland LLP